EXHIBIT 9.01(b)

EAGLEPICHER HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINING CONDENSED FINANCIAL STATEMENTS

The Unaudited Pro Forma Combining Condensed Financial Information and explanatory notes of EaglePicher set forth below give effect to the acquisition of a controlling interest in Kokam (“the Kokam Acquisition”). The Kokam Acquisition has been accounted for as a purchase business combination as defined in Statement of Financial Accounting Standards No. 141.

These pro forma statements were prepared as if the Kokam Acquisition had been completed as of December 1, 2002 for purposes of the Unaudited Pro Forma Combining Condensed Statements of Income (Loss). For purposes of the Unaudited Pro Forma Combining Condensed Balance Sheet, the statements were prepared as if the acquisition occurred as of August 31, 2004.

The Unaudited Pro Forma Combining Condensed Financial Statements are based on estimates and assumptions that are preliminary. The Unaudited Pro Forma Combining Condensed Financial Statements are presented for informational purposes only and are not intended to represent or be indicative of the consolidated results of operations or financial condition of EaglePicher that would have been reported had the Kokam Acquisition been completed as of the dates presented, and should not be taken as representative of future results of operations of EaglePicher. These allocated values of the purchase price are preliminary and subject to change upon management’s final allocation.

EXHIBIT 9.01(b)

EAGLEPICHER HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINING CONDENSED BALANCE SHEET
August 31, 2004

			Pro Forma Adjustments
				Purchase
	EaglePicher	Kokam	Intercompany	Price
	Historical	Historical	Balances (a)	Allocation (b)	Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$14,298	$3,358	$(4,000)	$—	$13,656
Receivables, net	32,594	2,606	—	—	35,200
Retained interest in EaglePicher Funding Corporation, net	48,007	—	—	—	48,007
Costs and estimated earnings in excess of billings	44,980	—	—	—	44,980
Inventories	66,360	9,364	—	—	75,724
Prepaid expenses and other assets	13,066	1,083	—	—	14,149
Deferred income taxes	8,526	—	—	—	8,526

	227,831	16,411	(4,000)	—	240,242
Property, Plant and Equipment, net	156,746	14,897	—	—	171,643
Goodwill	161,677	—	—	—	161,677
Prepaid Pension	59,277	—	—	—	59,277
Other Assets, net	40,689	439	(9,280)	4,325	36,173

	$646,220	$31,747	$(13,280)	$4,325	$669,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$87,164	$856	$—	$—	$88,020
Current portion of long-term debt	3,246	12,673	—	—	15,919
Compensation and employee benefits	12,137	—	—	—	12,137
Billings in excess of costs and estimated earnings	1,862	—	—	—	1,862
Accrued divestiture reserve	5,302	—	—	—	5,302
Liabilities of discontinued operations	413	—	—	—	413
Other accrued liabilities	39,355	426	—	—	39,781

	149,479	13,955	—	—	163,434
Long-term Debt, net of current portion	392,388	—	(9,280)	14,241	397,349
Postretirement Benefits Other Than Pensions	16,874	—	—	—	16,874
Deferred Income Taxes	2,927	—	—	—	2,927
Other Long-Term Liabilities	14,111	4,212	(4,000)	—	14,323
Minority Interest in equity of Kokam	—	—	—	4,481	4,481
11.75% Cumulative Redeemable Exchangeable Preferred Stock	166,921	—	—	—	166,921

	742,700	18,167	(13,280)	18,722	766,309

Commitments and Contingencies

Shareholders’ Equity	(96,480)	13,580	—	(14,397)	(97,297)

	$646,220	$31,747	$(13,280)	$4,325	$669,012

EXHIBIT 9.01(b)

EAGLEPICHER HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINING CONDENSED STATEMENT OF INCOME (LOSS)
Nine Months Ended August 31, 2004

	Nine Months Ended August 31, 2004
	Historical	Historical	Pro forma
	EaglePicher	Kokam	Adjustments		Pro forma
Net sales	$529,226	$7,142	$—		$536,368
Cost of products sold (exclusive of depreciation)	416,736	6,364	—		423,100
Selling and administrative	49,921	4,954	—		54,875
Depreciation and amortization	29,750	1,725	464	(c)	31,939
Insurance related losses (gains)	405	—	—		405
Loss from divestitures	3,209	—	—		3,209

Operating income (loss)	29,205	(5,901)	(464)		22,840

Interest expense	(26,941)	(516)	(639	)(d)	(28,096)

Preferred stock dividends accrued	(12,505)	—	—		(12,505)

Other income (expense), net	807	29	—		836

Write-off of deferred financing costs	(492)	—	—		(492)

Income (loss) from continuing operations before taxes	(9,926)	(6,388)	(1,103)		(17,417)

Income tax provision (benefit)	2,806	2,732	—		5,538

Income (loss) from continuing operations	$(12,732)	$(9,120)	$(1,103)		$(22,955)

Basic and diluted income (loss) per share:
Income (loss) from continuing operations	$(12.73)				$(22.96)

Weighted average number of common shares	1,000,000				1,000,000

EXHIBIT 9.01(b)

EAGLEPICHER HOLDINGS, INC.
UNAUDITED PRO FORMA COMBINING CONDENSED STATEMENT OF INCOME (LOSS)
Year Ended November 30, 2003

	Year Ended November 30, 2003
	Historical	Historical	Pro forma
	EaglePicher	Kokam	Adjustments		Pro forma

Net sales	$685,426	$11,445	$—		$696,871
Cost of products sold (exclusive of depreciation)	522,277	12,296	—		534,573
Selling and administrative	63,211	2,155	817	(b)	66,183
Depreciation and amortization	48,069	3,332	618	(c)	52,019
Insurance related losses (gains)	(8,279)	—	—		(8,279)

Operating income (loss)	60,148	(6,338)	(1,435)		52,375
Interest expense	(36,511)	(498)	(407	)(d)	(37,416)
Preferred stock dividends accrued	(4,169)	—	—		(4,169)
Other income (expense), net	(1,583)	(678)	—		(2,261)
Write-off of deferred financing costs	(6,327)	—	—		(6,327)

Income (loss) from continuing operations before taxes	11,558	(7,514)	(1,842)		2,202
Income tax provision (benefit)	2,837	(2,465)	—		372

Income (loss) from continuing operations	$8,721	$(5,049)	$(1,842)		$1,830

Basic and diluted income (loss) per share:
Income (loss) from continuing operations	$8.98				$1.88

Weighted average number of common shares	971,042				971,042

EXHIBIT 9.01(b)

EAGLEPICHER HOLDINGS, INC.
NOTES TO UNAUDITED PRO FORMA COMBINING CONDENSED FINANCIAL STATEMENTS

(i) Basis of Pro Forma Presentation

The Unaudited Pro Forma Combining Condensed Balance Sheet combines EaglePicher’s historical unaudited consolidated balance sheet as of August 31, 2004 with Kokam’s historical unaudited balance sheet as of September 30, 2004 and gives effect to the Kokam Acquisition as if it had occurred as of August 31, 2004.

The Unaudited Pro Forma Combining Condensed Statement of Income (Loss) for the nine months ended August 31, 2004 combines the historical unaudited consolidated statement of income (loss) for EaglePicher for the nine months ended August 31, 2004 with Kokam’s historical unaudited statement of income (loss) for the nine months ended September 30, 2004.

The Unaudited Pro Forma Combining Condensed Statement of Income (Loss) for the year ended November 30, 2003 combines the historical audited consolidated statement of income for EaglePicher for the year ended November 30, 2003, with Kokam’s historical audited statement of income (loss) for the year ended December 31, 2003. Both Unaudited Pro Forma Combining Statements of Income (Loss) give effect to the Kokam Acquisition as if it had occurred on December 1, 2002, the first day of EaglePicher’s fiscal year 2003.

(ii) Preliminary Purchase Price

The purchase price of the Kokam Acquisition is estimated as follows (in millions):

Amount paid to acquire 51.1% from majority shareholder	$6,195
Amount paid to acquire 15.2% from other shareholders	5,718
Acquisition related expenses incurred	2,328

$14,241

The final purchase price is dependent on the actual acquisition related costs, all of which will be determined within one year of the acquisition.

EXHIBIT 9.01(b)

The preliminary purchase price allocation, which is subject to change based on EaglePicher’s final analysis, is as follows (in millions):

Net assets acquired	$13,580
Customer relationships and identified technology	4,325
In process research and development	817
Minority interest	(4,481)
$14,241

EaglePicher’s management performed an allocation of the total purchase price of the Kokam Acquisition to certain of its individual assets and liabilities. In addition to the value assigned to in-process research and development projects and tangible assets, specific intangible assets were identified and valued. The identifiable intangible assets consist of acquired completed technology and customer relationships. Estimates of these balances are subject to change following an independent appraisal which is currently on-going. For purposes of these pro forma Combining condensed financial statements, estimated values as of November 30, 2004 have been used.

The $0.8 million amount allocated to acquired in-process research and development represents the purchased in-process technology for projects that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of products resulting from the completion of the projects, reduced by the portion of the revenue attributable to developed technology and the percentage of completion of the project. The resulting cash flows were then discounted to their present value at appropriate discount rates.

The amounts allocated to acquired in-process research and development are charged to the statement of operations in the period the acquisition is consummated. The related amortization of identifiable intangible assets is reflected as a pro forma adjustment to the Unaudited Pro Forma Combining Condensed Statement of Income (Loss).

As part of the Kokam acquisition, the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the Kokam Acquisition. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) that excess has been allocated as a pro rata reduction of the amounts assigned to completed technology and customer relationships.

(iii) Pro Forma Adjustments

Acquisition

During the second quarter of 2004, we signed a share purchase agreement to buy 51.1% of the equity securities of Kokam Engineering Co., Ltd. (“Kokam”) from its majority

EXHIBIT 9.01(b)

shareholder. Kokam is a lithium-ion battery and battery equipment manufacturer based in South Korea. Under the provisions of this agreement, we paid $1.0 million in July 2004 as a good-faith non-refundable fee toward the total purchase price of approximately $6.2 million for the 51.1% interest. In December 2004, we closed this share purchase. Also, during the third quarter of 2004, we purchased additional shares of Kokam for approximately $4.3 million. As of August 31, 2004, we accounted for our interest in the outstanding equity securities of Kokam at cost.

After completing the share purchase in December 2004, our ownership interest exceeded 50%. The Kokam share purchase agreement provides for an earn-out arrangement where the seller will receive ten times 1% of EBITDA (as defined in the share purchase agreement) for the first five years after closing with a maximum amount payable of approximately $16.3 million (this amount is payable in South Korean Won and therefore subject to foreign exchange fluctuations).

In addition, we signed a license agreement with Kokam for the exclusive rights to manufacture and sell all of Kokam’s products and to utilize all of Kokam’s technology to sell into government markets throughout the world. Under the provisions of the license agreement, we paid $4.0 million in July 2004 and another $4.0 million in December 2004.

Based on the final purchase price, finalization of the valuation and purchase price allocation, determination of the fair value of acquired assets and liabilities and other factors, the pro forma adjustments may differ materially from those presented in these Unaudited Pro Forma Combining Condensed Financial Statements. A change in the value assigned to long-term tangible and intangible assets and liabilities could result in a reallocation of the purchase price and a change in the pro forma adjustments. The statement of income (loss) effect of these changes will depend on the nature and amount of the assets or liabilities adjusted.

The following pro forma adjustments have been made to the Unaudited Pro Forma Combining Condensed Financial Statements:

(a) To eliminate amounts paid as of August 31, 2004 for the acquisition of Kokam shares and for the purchase of a license. These amounts were included in other assets on EaglePicher’s balance sheet.

(b) To record the allocation of the purchase price as described in (ii) above.

(c) To record the amortization resulting from the completed technology and customer relationships, which have estimated useful lives of seven years.

(d) To reflect increased interest expense based on the estimated average additional borrowings that would have been outstanding by EaglePicher to fund the Kokam Acquisition.